EMCORE Corporation
Form SD-2014

Exhibit 1.01
Conflict Minerals Report

Conflict Minerals Disclosure

EMCORE Corporation (“Emcore”) is providing this Conflict Minerals Report (“CMR”) for calendar year 2014, as an Exhibit to Form SD, pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended. As used in this document, the words "we," "our," and "us" refer to Emcore.

We have conducted, in good faith, a reasonable country of origin inquiry regarding conflict minerals that are necessary to the functionality or production of our products manufactured or contracted to be manufactured that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”). Conflict Minerals are defined by paragraph (d)(3) of Form SD as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, or any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Covered Countries (collectively, “Conflict Minerals” or “3TG”). Based on the results of this reasonable country of origin inquiry, we have exercised due diligence on the source and chain of custody of 3TGs contained in our products identified below under the heading “1. Product Description.”

1.    Product Description

During 2014, Emcore manufactured a broad portfolio of compound semiconductor-based products for the fiber optics and space solar power markets. These are listed as follows:

•	Telecom Optical Products
These include:
Tunable 10, 40, 100 and 400 gigabits per second (Gb/s) transmission applications for dense wavelength division multiplexed (DWDM) transponders and transceivers; and Vertically-integrated products, including external-cavity laser modules, integrable tunable laser assemblies (ITLAs), micro integrable tunable laser assemblies (micro- ITLAs) and tunable 10 gigabits small form factor pluggable (T-XFP) transceivers.

•	Laser/Photodetector Component Products
These include lasers, photodetectors, and various forms of packaged subassemblies, bare die (or chip), transmitter optical subassemblies (TOSA), distributed feedback (DFB) lasers, positive-intrinsic-negative (PIN) and avalanche photodiode (APD) components for 10 Gb/s Ethernet, InfiniBand, FTTP, and telecom applications.

•	Cable Television (CATV) Products
These include forward and return-path analog and digital lasers, photodetectors and subassembly components, broadcast analog and digital fiber-optic transmitters, and quadrature amplitude modulation (QAM) transmitters and receivers.

•	Fiber-To-The-Premises (FTTP) Products
These include FTTP components and subsystem products to support plans by telephone companies to offer voice, video, and data services through the deployment of new fiber optics-based access networks, including passive optical network (PON) transceivers, radio frequency over glass (RFoG) optical transceivers, analog fiber optic transmitters for video overlay and high-power erbium-doped fiber amplifiers (EDFA), analog and digital lasers, photodetectors and subassembly components, analog video receivers, and multi-dwelling unit (MDU) video receivers.

•	Satellite Communications (Satcom) Products
These include transmitters, receivers, subsystems, and systems that transport wideband radio frequency and microwave signals between satellite hub equipment and antenna dishes.

•	Video Transport Products
These include video, audio, data, and RF transmission systems.

•	Defense and Homeland Security Products
These include fiber optic gyro components used in commercial and military applications, high-frequency RF fiber optic link components for towed decoy systems, optical delay lines for radar systems, erbium-doped fiber amplifiers, terahertz spectroscopy systems, pulse lasers for light detection and ranging (LIDAR) spectroscopy systems and other products.

•	Satellite Solar Power Generation Products
These include advanced, compound semiconductor-based solar cells and solar panel products that are highly resistant to space radiation environments, such as triple-junction solar cells. Monolithic bypass diodes for shadow protection and covered interconnected cells.

•	Terrestrial Solar Power Generation Products
These include high-efficiency, compound semiconductor-based, multi-junction solar cell products for terrestrial applications in commercial and utility-scale concentrator photovoltaic (CPV) power systems.

In December 2014, Emcore completed the sale of its photovoltaics business to SolAero Technologies Corporation. The photovoltaics business provided satellite solar power generation products and terrestrial solar power generation products for space power applications. In addition, in January 2014, Emcore sold certain assets, and transferred certain liabilities, of its telecommunications business, including certain telecom optical products to Neophotonics Corporation. Following these dispositions, Emcore offers a broad portfolio of compound semiconductor-based products for the fiber optics market, including the laser/photodetector component, cable television (CATV), fiber-to-the-premises (FTTP), satellite communications (sitcom), video transport and defense and homeland security products listed above.

2.    Due Diligence

Emcore has engaged a leading Conflict Minerals data management consultant (the “Consultant”) to assist us in (i) conducting our reasonable country of origin inquiry to determine the source of 3TGs in our products, and (ii) conducting due diligence on the source and chain of custody of such 3TGs. The Company’s due diligence measures are designed to attempt to ascertain the facilities used to process any Conflict Minerals in our products, the country of origin of any Conflict Minerals in our products and the mine(s) or location of origin with the greatest possible specificity.

The design of our due diligence system, its conformity with an internationally-recognized due diligence framework, and a description of the measures we have undertaken to exercise our due diligence, are detailed below.

(i)    Conformity to a Recognized Due Diligence Framework

Emcore’s due diligence measures have been designed to conform in all material respects to the internationally-recognized due diligence framework of the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict- Affected and High-Risk Areas (Second Edition), and its related supplements. This OECD framework (“Framework”) is the only due diligence framework recognized by the SEC to date. The Framework stresses five main areas of Due Diligence design, detailed below in 2(i)(a) - (e).

a.    Establish Strong Company Management Systems

First, Emcore has assigned a supply chain manager to (i) manage the Conflict Minerals compliance program, (ii) liaise with the Consultant, (iii) conduct reviews of collected data, and (iv) make decisions regarding the due diligence program, including risk mitigation. Second, Emcore has requested that suppliers of goods incorporated into our products provide us with Conflict Mineral declarations for their products (see below, §§ 2(i)(b & c)). Third, Emcore’s position statement with respect to Conflict Minerals, which is located on our website (at http://www.emcore.com/wp-content/uploads/EMCORE-Conflict-Minerals-Policy-Statement.pdf), encourages our suppliers to source responsibly, through their sub-suppliers and on down through their own supply chains. In this position statement, we encourage our suppliers and their sub-suppliers to use Conflict-Free Smelter (“CFS”) certified smelters wherever possible, to increase our level of confidence that Emcore products are DRC Conflict Free. (Under the CFS program, the Conflict-Free Sourcing Initiative (“CFSI”), an organization founded by members of the Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), is taking action to address responsible sourcing, using independent third-party audits to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.)

b.    Identify and Assess Risk in the Supply Chain

To obtain chain of custody declarations from our suppliers, we utilize a mechanism common in the technology industry: the Conflict Minerals reporting template developed by the CFSI (the “CMRT template”). This CMRT template is distributed to all of our suppliers, with regular and persistent follow-ups (“Escalations”), to ensure maximum compliance and feedback. The CMRT template includes questions on (i) the use and origin of Conflict Minerals in our components, (ii) supplier engagement with their sub-tier suppliers, and (iii) smelters and points of origin of the constituent Conflict Minerals. An “Upstream Supply Chain Communication Kit on Conflict Minerals” is provided to all suppliers to prepare them ahead of time for full compliance in completing the CMRT template, our principal information-gathering step on the origin, source and chain of custody of Conflict Minerals contained in components and materials supplied to us. This kit includes materials to educate suppliers about the SEC rule on Conflict Minerals, responsible supply chain management, and a letter that suppliers can use if they need to request information from their sub-tier suppliers.

The CMRT template responses are only a first step in our engagement with suppliers. The responses from suppliers are then individually validated, and examined both for completeness and any internal inconsistencies between the data they provide. Any of these issues are resolved with our suppliers by phone and email. This follow-up to incomplete or inaccurate information is described further in §2(i)(c), below.

To the extent that a completed response identified a smelter or refiner, the Company reviewed this information against the list of conflict free and “active” smelters and refiners and country of origin information published by the CFS program as well as the list of known conflict mineral processing facilities published by the U.S. Department of Commerce. The Company also attempted to ascertain whether the smelter or refiner information provided was specific to the products supplied to the Company to determine whether the identified smelters are in the Company’s supply chain.

c.	Design and Implement a Strategy to Respond to Identified Risks

As outlined above, we have developed processes for Escalations and supplier engagement. This allows us to direct needed questions and follow-up to suppliers based on their varying responses to the CMRT template. Escalations are used when, among other issues, suppliers are late in responding, have incomplete information, provide feedback inconsistent with prior responses, or when other issues are identified. An Escalation may include individual written requests for information, conference calls and meetings. Each Escalation is dated and tagged in our data management system, for a variety of further actions. These actions might include direct supplier contact through our business channels, changes of scope of the diligence request, reformatting supplier responses into the correct format, time extensions for delayed responses, follow-up with alternative contacts in the supplying organization, or the dropping of outdated component parts from the Emcore products list. The readiness of suppliers to provide data is assessed and scaled in our diligence logs, and these scores factor into decisions made by Emcore when awarding future supply contracts.

d.	Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Because the Company does not source 3TGs directly from smelters or refiners, we rely on third parties, including the CFSI, to coordinate and conduct third party audits of these facilities. The Company utilizes the published results of these third-party audits to determine whether a specified smelter or refiner processes 3TGs that directly or indirectly finance or benefit armed groups.

e.    Report on Supply Chain Due Diligence

Our Form SD and this CMR are both available under “Supply Chain Management” in the Company section of our website at www.emcore.com. Emcore will file a Form SD (and CMRs, as necessary) with the Securities Exchange Commission on an annual basis, pursuant to Rule 13p-1 of The Act.

(ii)	Audit Exemption

Pursuant to Instruction 1(iv) of the instructions to Form SD, for a period of two calendar years following November 13, 2012, a registrant with products that are “DRC conflict undeterminable” is not required to obtain an independent private sector audit of its CMR regarding the Conflict Minerals that the registrant is (i) unable to determine did not originate in a Covered Country, or (ii) unable to determine did not directly or indirectly finance or benefit armed groups in a Covered Country. As described below, Emcore has been unable to determine either. Accordingly, this CMR is not audited by an independent private sector auditor.

(iii)    Steps Emcore Will Take To Mitigate Risk, Including Steps To Improve Due Diligence

When suppliers fail to respond in a timely manner, or if revisions or clarifications of their responses to the CMRT template are needed, they are contacted for additional information. Where necessary, we will continue to follow-up with those suppliers. Our due diligence Escalation scripts provide follow-up action items that address a gamut of twenty-four possible issues present in our suppliers’ responses, including-by way of illustration-that:

•	Metal is stated originating from the Covered Countries without disclosure of mine locations;

•	Key information in Smelter List Sheet is left blank or entered with invalid value, such as Smelter Reference List, Standard Smelter Name, Country for Smelter Facility Location;

•	Metal is stated country of origin "Uncertain or Unknown" but some mine locations disclosed are from the Covered Countries.

As part of these Escalations, each supplier was also provided feedback on their responses, and where applicable, provided answers to questions they had about Emcore’s Conflict Minerals requirements. Transparency of suppliers with respect to their sourcing, and particularly with respect to sourcing from CFS certified smelters, will remain factors in allocating future Emcore purchases.

We are also looking to update the terms and conditions in our purchase contracts to include Conflict Minerals disclosure requirements. Finally, we intend to encourage our suppliers to require the smelters and refiners in their supply chain that have not yet been identified as a CFS certified smelter to obtain conflict-free designations from an independent, third party auditor.

3.    Results of Due Diligence

The Company has received responses from approximately 41% of the 675 suppliers that were asked to complete the CMRT template with respect to 3TGs included in our products as described above under the heading “1. Product Description for 2014. A total of 22% of these suppliers reported that they use Conflict Minerals in the goods they supply to the Company that originate from the Covered Countries and provided the names of their smelters from the CFSI’s list of standard smelter names. As part of its due diligence process described above, the Company continues to review this list to confirm that the smelters are in the Company’s supply chain. As described above under the heading “2. Due Diligence - (iii) Steps Emcore Will Take to Mitigate Risk, Including Steps to Improve Due Diligence,” the Company also continues to work with those suppliers who have not yet provided responses or have provided incomplete responses to the CMRT template.

To date, the Company has received no information from 41% of the Company’s direct suppliers that source materials in the Company’s products and the responses from another 18% of these suppliers are incomplete. Completeness was hindered by (a) limited feedback from manufacturers, and (b) unclear chains of custody where a manufacturer uses 3TG from both known and unknown mines and countries of origin, limiting our ability to ascertain smelter and refiner information specific to the goods supplied to Emcore. Using our Escalation process, we continue to work with our suppliers to validate the names of the smelters, mines, and countries of origin supplying their 3TG. Emcore’s goal remains a fully DRC Conflict Free suite of products.

Based on the results of our reasonable country of origin inquiry and the due diligence described above, we have determined that the origins of the 3TG minerals in our products described above under the heading “1. Product Description” are “DRC conflict undeterminable.” “DRC conflict undeterminable” as defined in paragraph (d)(5) of Form SD means, with respect to any products that we manufacture or contract to manufacture, that after exercising due diligence, we are unable to determine whether or not our products qualify as DRC Conflict Free (as defined in paragraph (d)(4) of Form SD). Products are DRC Conflict Free if they do not contain Conflict Minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups (with such groups being defined in annual Country Reports on Human Rights Practices) in the Covered Countries or if such Conflict Minerals contained in products are obtained from recycled or scrap sources.